# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solana Company, CIK 0001610853
CUSIP: 42328V876
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 05/21/2026
Filed by CIK 0002079712
Persons authorized to receive notices and communications: Daniel W. Morehead, c/o Pantera Capital Management LP, 600 Montgomery St, 45th Floor, San Francisco, California (CA), 94111, 1 650 854 7000

## Reporting persons
- Daniel W. Morehead (CIK 0002079712): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 10,000; shared voting power 4,987,319; sole dispositive power 10,000; shared dispositive power 4,987,319; aggregate amount beneficially owned 4,997,319 (8.4% of the class)
  Comment: Based upon 58,386,675 shares of Common Stock issued and outstanding as of May 12, 2026 as reported by the Company, adjusted to include the exercise of 1,100,000 warrants and related issuance of 1,100,000 shares.
- Pantera Capital Partners LP: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,987,319; shared voting power 0; sole dispositive power 4,987,319; shared dispositive power 0; aggregate amount beneficially owned 4,987,319 (8.4% of the class)
  Comment: Based upon 58,386,675 shares of Common Stock issued and outstanding as of May 12, 2026 as reported by the Company, adjusted to include the exercise of 1,100,000 warrants and related issuance of 1,100,000 shares.
- Pantera Blockchain Fund LP: type of reporting person: insurance company (IC); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,260,680; sole dispositive power 0; shared dispositive power 4,260,680; aggregate amount beneficially owned 4,260,680 (7.16% of the class)
  Comment: Based upon 58,386,675 shares of Common Stock issued and outstanding as of May 12, 2026 as reported by the Company, adjusted to include the exercise of 1,100,000 warrants and related issuance of 1,100,000 shares.
- Pantera DAT Opportunities Master Fund SP: type of reporting person: insurance company (IC); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 581,311; sole dispositive power 0; shared dispositive power 581,311; aggregate amount beneficially owned 581,311 (0.98% of the class)
  Comment: Based upon 58,386,675 shares of Common Stock issued and outstanding as of May 12, 2026 as reported by the Company, adjusted to include the exercise of 1,100,000 warrants and related issuance of 1,100,000 shares.
- Pantera Liquid Token Fund LP: type of reporting person: insurance company (IC); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 145,328; sole dispositive power 0; shared dispositive power 145,328; aggregate amount beneficially owned 145,328 (0.24% of the class)
  Comment: Based upon 58,386,675 shares of Common Stock issued and outstanding as of May 12, 2026 as reported by the Company, adjusted to include the exercise of 1,100,000 warrants and related issuance of 1,100,000 shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: Solana Company
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 25, 2025 (the "Statement") by Pantera Capital Partners LP ("Pantera"), Pantera Blockchain Fund LP ("Blockchain Fund"), Pantera DAT Opportunities Master Fund SP ("DAT Opportunities Fund"), Pantera Liquid Token Fund LP ("Liquid Token Fund" and, together with Blockchain Fund and DAT Opportunities Fund, the "Funds"), and Daniel W. Morehead, Founder and Managing Partner of Pantera. Unless otherwise noted herein, capitalized terms used in this Amendment shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Amendment is filed by the Funds, and Daniel W. Morehead, Founder and Managing Partner of Pantera. The Funds are under management by Pantera. Pantera serves as investment advisor to the Funds and has control and discretion over the shares held by the Funds.

The term "Reporting Persons" hereinafter refers to Pantera, Blockchain Fund, DAT Opportunities Fund, Liquid Token Fund, and Mr. Morehead, collectively.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.
Residence or business address: The principal business office of the Reporting Persons is c/o Pantera Capital Management LP at 600 Montgomery St, 45th Floor, San Francisco, CA, 94111.
Present principal occupation or employment:
The principal occupation of Mr. Morehead is to serve as the Founder and Managing Partner of Pantera.

The remaining Reporting Persons are principally engaged in the business of investment management or making, purchasing, selling and holding investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Morehead is a citizen of the United States. Pantera is organized under the laws of Delaware. Blockchain Fund and Liquid Token Fund are organized under the laws of Delaware. DAT Opportunities Fund is organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On May 21, 2026, Blockchain Fund exercised its Strategic Advisory Warrants for 1,100,000 Class A Common Shares at an exercise price of $0.01 per share, for an aggregate cash payment to the Issuer of $1,100. The Strategic Advisory Warrants were issued pursuant to the strategic advisory agreement, dated September 15, 2025 by and between the Issuer, Pantera Capital Management LP and Summer Wisdom Holdings Limited. The source of funds for the warrant exercise was working capital of Blockchain Fund, derived from the working capital of the Funds

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 3 and Item 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.

On May 21, 2026, Blockchain Fund exercised its Strategic Advisory Warrants for 1,100,000 Class A Common Shares at an exercise price of $0.01 per share, for an aggregate cash payment to the Issuer of $1,100. Other than as described in this Item 4, none of the Reporting Persons presently has any additional plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of this Schedule 13D, but depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect their investment in the Issuer at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated as follows:

On the date of this Amendment , Pantera, as investment manager of the Funds, and Mr. Morehead, as the Founder, Managing Partner and control person of Pantera, may be deemed to indirectly beneficially own, and have sole voting and dispositive power over, an aggregate of 4,997,319 shares of Common Stock, which is approximately 8.4% of the Common Stock issued and outstanding, comprising of:

(1) 4,260,680 shares of Common Stock directly held by Blockchain Fund (or 7.16% of the Common Stock issued and outstanding);

(2) 581,311 shares of Common Stock directly held by DAT Opportunities Fund (or 0.98% of the Common Stock issued and outstanding);

(3) 145,328 shares of Common Stock directly held by Liquid Token Fund (or 0.24% of the Common Stock issued and outstanding); and

(4) 10,000 shares of Common Stock directly held by Mr. Morehead (or 0.02% of the Common Stock issued and outstanding).

The calculation of the percentage of Common Shares beneficially owned by Mr. Morehead and Pantera are based on the 58,386,675 Common Shares issued and outstanding as of May 12, 2026, as confirmed by the Issuer's transfer agent on such date, adjusted to include the exercise of 1,100,000 warrants and related issuance of 1,100,000 shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except the information set forth in this Amendment, no transactions in any of the Common Stock have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

The foregoing description of the Advisory Warrant does not purport to be complete and is qualified in its entirety by the full text of the Advisory Warrant that is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Form of Strategic Advisory Warrant (incorporated by reference to Exhibit 4.5 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 15, 2025).

2. Joint Filing Agreement, dated September 25, 2025, by and among the Reporting Persons (previously filed with the Statement).

## Signatures
- Daniel W. Morehead: /s/ Daniel W. Morehead, Daniel W. Morehead (05/26/2026)
- Pantera Capital Partners LP: /s/ Katrina Paglia, Katrina Paglia, Authorized Signatory (05/26/2026)
- Pantera Blockchain Fund LP: /s/ Katrina Paglia, Katrina Paglia, Authorized Signatory (05/26/2026)
- Pantera DAT Opportunities Master Fund SP: /s/ Katrina Paglia, Katrina Paglia, Authorized Signatory (05/26/2026)
- Pantera Liquid Token Fund LP: /s/ Katriana Paglia, Katrina Paglia, Authorized Signatory (05/26/2026)